Exhibit 12.1

Ratio of Earnings to Fixed Charges

(Dollars in millions)

(Unaudited)

	Nine Months Ended
	September 30,		Year Ended December 31,
	2012	2011	2011	2010	2009	2008	2007
Fixed Charges:
Interest expense (a)	$31	$33	$42	$71	$40	$66	$72
Rent expense	77	72	97	93	94	90	81

Total fixed charges	108	105	139	164	134	156	153

Earnings:
Income before taxes	813	612	742	678	623	714	913
Fixed charges per above	108	105	139	164	134	156	153

Total earnings, as adjusted	921	717	881	842	757	870	1,066

Ratio of earnings to fixed charges	8.5	6.8	6.3	5.1	5.6	5.6	7.0

(a)	The interest expense included in fixed charges above reflects only interest on third party indebtedness and excludes any interest expense accrued on uncertain tax positions, as permitted by Financial Accounting Standards Board (FASB) Accounting Standards Codification Topic 740, Income Taxes.